                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

For the month of January, 2003                  Commission File Number:  0-20235


                         NORTH AMERICAN PALLADIUM LTD.

                              (Name of Registrant)

                            130 Adelaide Street West
                                   Suite 2116
                                Toronto, Ontario
                                 Canada M5H 3P5

                    (Address of Principal Executive Offices)

Indicate by checkmark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

     Form 20-F / /                     Form 40-F /X/

Indicate by checkmark whether the registrant, by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

     Yes / /  Assigned File No. ____________  No /X/

If "Yes" is marked, indicate the file number assigned to the Registrant in connection with Rule 12g3-2(b).


                                      INDEX


Press Release dated January 14, 2003                    Page 2 - 3
Signature Page                                          Page 4

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                      [LOGO] North American PALLADIUM Ltd.

130 Adelaide St. West                           NEWS RELEASE
Suite 2116
Toronto, ON
M5H 3P5


Website: www.napalladium.com                         January 14, 2003

FOR IMMEDIATE RELEASE                                Trading Symbol:  TSX - PDL
---------------------                                                 AMEX - PAL


                     NORTH AMERICAN PALLADIUM LTD. ANNOUNCES
                 OPERATING PERFORMANCE FOR FOURTH QUARTER 2002

During the fourth quarter of 2002, the mill processed 1,165,388 tonnes of ore or 12,667 tonnes per day with a palladium head grade of 1.88 grams per tonne, producing 52,067 ounces of palladium at a recovery rate of 74.0%. Other metal production during the fourth quarter of 2002 included 4,560 ounces of platinum, 3,981 ounces of gold, 1,297,751 pounds of copper and 703,362 pounds of nickel. This compares to the third quarter of 2002 when the mill processed 1,210,799 tonnes of ore or 13,161 tonnes per day with a palladium grade of 1.83 grams per tonne, producing 51,168 ounces of palladium at a recovery rate of 71.9%.

In 2002, the mill processed 4,851,621 tonnes of ore or 13,292 tonnes per day with a palladium head grade of 1.91 grams per tonne, producing 219,325 ounces of palladium at a recovery rate of 73.8%. Other metal production in 2002 included 19,180 ounces of platinum, 16,030 ounces of gold, 5,295,486 pounds of copper and 2,763,654 pounds of nickel. The final 2002 production quantities are subject to final assay adjustments with the smelters.

Palladium production increased slightly in the fourth quarter compared to the third quarter however, production in the quarter was affected by the temporary shutdown of the primary crusher at the Lac des Iles mine. The shutdown impacted both mill throughput and feed grade. For the quarter, mill feed was supplied by contract crushers from a combination of the existing medium grade ore stockpile and high grade run-of-mine ore.

In 2002, a pilot plant program demonstrated that current palladium recoveries could be improved with the introduction of finer ore in the mill circuit. The Company is currently utilizing its existing tower mills to test the impact of a finer ore grind in an effort to replicate the pilot plant results. The Company expects to complete this testing program in the first quarter of 2003.

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The following table outlines the operating history since the first quarter of
2002:

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                                     Q1, 2002    Q2, 2002    Q3, 2002   Q4, 2002
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MILL THROUGHPUT (TONNES PER DAY)       13,391      13,959      13,161     12,667
--------------------------------------------------------------------------------
PALLADIUM RECOVERY (%)                  73.0%       76.0%       71.9%      74.0%
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PALLADIUM PRODUCTION (OUNCES)          53,922      62,168      51,168     52,067
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NORTH AMERICAN PALLADIUM'S LAC DES ILES MINE is Canada's only primary producer of platinum group metals and is one of the largest open pit bulk mineable palladium reserves in the world. PALLADIUM use in the auto industry continues to be an important component in controlling exhaust emissions as mandated by more stringent hydrocarbon emissions standards for cars, particularly in the United States, Europe and Japan.

For further information contact:
Michael P. Amsden - Chairman & Acting CEO
Tel: (416) 360-2653  Fax:  (416) 360-7709
or
George D. Faught - Vice President Finance & CFO
Tel: (416) 360-2650  Fax:  (416) 360-7709
or
Nicholas J. Nikolakakis - Treasurer
Tel: (416) 360-2651  Fax:  (416) 360-7709

Forward-Looking Statements - Some statements contained in this release are forward-looking and, therefore, involve uncertainties or risks that could cause actual results to differ materially. Such forward-looking statements include comments regarding milling operations, mineral reserve and resource statements and exploration program performance. Factors that could cause actual results to differ materially include metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, ore tons milled, geological, technical, mining or processing problems, exploration programs and future results of exploration programs at the Lac des Iles Mine, future profitability and production. The Company disclaims any obligation to update forward-looking statements.




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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              NORTH AMERICAN PALLADIUM LTD.

Date:     January 16, 2003                    By: /s/ Mary Batoff
     ---------------------------                 --------------------------
                                                      Mary Batoff

                                              Title: Secretary











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